ACOLOGY, INC.

912 Maertin Lane

Fullerton, CA 92831

Phone: Tel: (661) 510-0978

VIA ELECTRONIC EDGAR FILING

August 6, 2014

Division of Corporate Finance

Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela A. Long
Assistant Director

Re:	Acology, Inc.
Amendment No. 4 to Registration Statement on Form S-1, File No. 333-195866

Ladies and Gentlemen:

We have electronically filed on behalf of Acology, Inc. (the “Registrant”) Amendment No. 5 to the referenced Registration Statement on Form S-1.

This amendment reflects a change to page 2 of the Prospectus made in response to an oral Staff comment by deleting material that indicated that the term “nonreporting shell company” is a term defined in Rule 405 under the Securities Act.

We have also repaginated Part II of the Registration Statement, which had incorrectly continued numbering from the last page of the Prospectus.

* * * * * * * *

In accordance with Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of its registration statement on Form S-1 be accelerated so as to become effective on Wednesday, August 6, 2014, at 5:00 p.m., or as soon thereafter as possible.

The Registrant acknowledges the following:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACOLOGY, INC.

By:	/s/ Curtis Fairbrother
Curtis Fairbrother
Chief Executive Officer